Exhibit 99.1

Safe-T Group Ltd. Expects to Report Record Third Quarter 2021 Revenues Reflecting ~125% Growth Compared to the Third Quarter of 2020

Company Estimates Third Quarter Revenue in Excess of $3.2 Million Driven by Strong Consumer and Enterprise Privacy Product Demand

HERZLIYA, Israel, October 12, 2021 - Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a global provider of cybersecurity and privacy solutions to consumers and enterprises, today provided revenue guidance for the three- and nine-month periods ended September 30, 2021.

Based upon a preliminary, unaudited review, Safe-T Group now expects to report revenues for the quarter ended September 30, 2021, to be in excess of $3.2 million, an increase of over 125% compared to $1.4 million reported during the third quarter of 2020. On a preliminary basis, the Company’s revenues for the nine-month period ended September 30, 2021, are expected to be in excess of $6.3 million compared to $3.6 million reported in the equivalent period of 2020. The preliminary results for the three-month and nine-month periods ended September 30, 2021, include the initial revenue contribution from the Company’s recent acquisition of CyberKick Ltd., which was completed on July 4, 2021.

Safe-T expects to release the fully reviewed financial statements on or before November 30, 2021.

Shachar Daniel, Chief Executive Officer of Safe-T Group, said, “We continue to leverage our growth strategy, focused on the unique potential of our business segments, where our investments in new and innovative technologies are now translating to robust growth. Based on the business trends we are seeing, we intend to maintain our focus and resources on high-margin products and services that will support and further establish our position in the market and allow us to take advantage of the opportunities ahead and generate ongoing value for the company and our shareholders.”

The above information includes the initial revenue contribution from the Company’s recent acquisition of CyberKick Ltd., which was completed on July 4, 2021, and reflects preliminary estimates with respect to certain results of the Company for the three-month and nine-month periods ended September 30, 2021, based on currently available information. The Company is providing revenue estimates herein, rather than specific amounts, primarily because the financial closing process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from these preliminary estimates.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments, tailoring solutions according to specific needs. The segments include enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cyber-security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured, and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for advanced and basic users, ensuring full personal protection for all personal and digital information.

ZoneZero® cyber-security solutions for enterprises, designed for cloud, on-premises, and hybrid networks, mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizations’ access use cases, whether from outside the organization or within the organization, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust.

Our privacy solutions for enterprises are based on our world’s fastest and most advanced and secured proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one comprised of both millions of residential exit points and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of revenues for the three-month and nine-month periods ended September 30, 2021, the allocation of its resources, the Company’s growth potential, trends, and ability to generate value for upcoming quarters. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 22, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Steve Gersten, Director of Investor Relations
Safe-T Group Ltd.

813-334-9745
investors@safe-t.com

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com